UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-29008

Renewable Energy Trade Board Corporation

(Exact name of registrant as specified in its charter)

Unit 10-11, 10/F, West Tower, Shun Tak Centre

168-200 Connaught Road Central, Hong Kong

852-3112-8461

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 116

Pursuant to the requirements of the Securities Exchange Act of 1934, Renewable Energy Trade Board Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Renewable Energy Trade Board Corporation

Date: March 8, 2013	By:	/s/ Alan Li
Name: Alan Li
Title: Chairman of the Board and Chief Executive Officer